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L 3-11

02018141

[ES]
[GE] COMMISSION
[,] 20549

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SEC FILE NUMBER
8- 52216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002
PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Penstar Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8292 S. Tamiami Trail
(No. and Street)

Sarasota (City) FL (State) 34238 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shah Gilani (941) 966-5700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name — *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02
O.S

OATH OR AFFIRMATION

I, Shah Gilani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penstar Trading, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Kyle R. Kouhoulis
Commission # DD 042272
Expires Aug. 27, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

CEO and Managing Member
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSTAR TRADING, LLC

DECEMBER 31, 2001

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Penstar Trading, LLC

We have audited the accompanying statement of financial condition of Penstar Trading, LLC, as of December 31, 2001, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Penstar Trading, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eichler, Bergsman & Co., LLP

EICHLER BERGSMAN & CO., LLP
February 12, 2002

PENSTAR TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS:	
Cash	$ 211,246
Receivable from clearing broker	293,910
Equipment and software, net	61,328
Investments	99,996
Other assets	17,815
	$ 684,295

LIABILITIES AND MEMBERS' EQUITY:	
Liabilities:	
Accounts payable	$ 149,774
Due clearing broker	937
	150,711
COMMITMENTS AND CONTINGENCY	
MEMBERS' EQUITY	533,584
	$ 684,295

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2001

Revenue:	
Service fees	$ 86,999
Commissions	3,380,765
Trading losses	(66,880)
Other income	2,250
	3,403,134
Operating expenses:	
Advertising	4,325
Clearing and commission charges	1,105,311
Branch office compensation	268,269
Data	62,815
Depreciation	6,814
Employee benefits	39,874
Franchise fees and taxes	42,858
Insurance	1,804
Information and technology	201,354
Interest expense	254
Licenses and permits	77,200
Occupancy	50,025
Office supplies	6,963
Miscellaneous	21,566
Postage and printing	7,861
Professional fees	56,346
Registration and regulatory fees	29,785
Repairs and maintenance	24,996
Salaries and payroll taxes	966,520
Telephone	29,032
Travel and meals	42,470
Utilities	9,386
	3,055,764
Net income	$ 347,370

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

Balance at December 31, 2000	$ 411,214
Net income	347,370
Withdrawals of capital	(225,000)
Balance at December 31, 2001	$ 533,584

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 347,370
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,814
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker	(48,918)
Decrease in marketable securities	151,683
Increase in other assets	(3,386)
Decrease in accounts payable	(77,165)
Increase in due from clearing broker	937
	29,965
Net cash provided by operating activities	377,335
Cash flows from investing activities:	
Purchase of equipment and software	(68,142)
Net cash used in investing activities	(68,142)
Cash flows from financing activities:	
Withdrawals of capital	(225,000)
Net cash used in investing activities	(225,000)
Increase in cash	84,193
Cash - beginning of year	127,053
Cash - end of year	$ 211,246
Supplemental schedule of cash flow information:	
Interest paid	$ 254

The accompanying notes are an integral part of these financial statements.

PENSTAR TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Penstar Trading, LLC (the "Company") is a Delaware limited liability company formed in August 1999 to act as a broker and dealer. The Company's corporate office is located in Sarasota, Florida, and maintains a branch office in Mount Vernon, Washington.

The Company is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with its Clearing Broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

On November 6, 2001, the managing member acquired the membership interest of the sole non-managing member.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Equipment and Software

Equipment and software are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over estimated useful lives of five years.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as held-to-maturity and carried at historical cost or amortized cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as a part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

Income Taxes

The Company files its tax return as a Partnership, consequently, net income or loss, in general, is apportioned to the members and reported in their personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

PENSTAR TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker is due within 30 days and includes a clearing deposit which is invested in a money market fund.

NOTE 3 - PROPERTY AND EQUIPMENT

Details of property and equipment as of December 31, 2001 are as follows:

Equipment	$ 62,347
Furniture	927
Software	4,868
	68,142
Less accumulated depreciation	6,814
	$ 61,328

NOTE 4 - INVESTMENTS

Investments consist of restricted 7,692 shares of NASDAQ Stock Market, Inc. common stock, carried at cost. There is no quoted market for NASDAQ Stock Market, Inc. shares.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $353,387 which was $253,387 in excess of its required net capital of $100,000.

NOTE 6 - RELATED PARTY TRANSACTIONS

Licenses and Permits

During 2001, the Company paid $67,100 to a company owned by its former non-managing member for licensing fees.

Information and Technology

During 2001, the Company paid $69,213 to various entities controlled by the Company's members for information and technology consulting services.

NOTE 7 - CONCENTRATIONS

The Company's entire customer base is supplied by referrals, primarily through a related party, an entity owned by the Company's former non-managing member.

NOTE 8 - LEASES

The Company leases office space from an entity owned by the Company's former non-managing member pursuant to a one-year renewable lease which expires annually on December 31. The monthly base rent is $2,500. Rent expense for the year ended December 31, 2001 amounted to $50,025, which includes approximately $20,000 paid pursuant to a former lease on the branch office.

NOTE 9 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company.

NOTE10 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in financial institutions located in Florida. Cash balances, at times, may exceed the Federal insured limits.

NOTE11 - SUBSEQUENT EVENT

On January 15, 2002, the Company loaned $100,000 to its sole managing member. The loan is unsecured, due on demand, and bears interest at 6% per annum.

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Penstar Trading, LLC

Our report on our audit of the basic financial statements of Penstar Trading, LLC for the year ended December 31, 2001 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co., LLP

February 12, 2002

PENSTAR TRADING, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

MEMBERS' EQUITY	$ 533,584
DEDUCT NONALLOWABLE ASSETS:	
Investments	99,997
Equipment and software, net	61,328
Other assets	17,815
	179,140
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	354,444
HAIRCUTS ON SECURITIES:	
Money Market Fund with clearing broker	1,057
NET CAPITAL	$ 353,387
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 149,773
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6⅔% of aggregate indebtedness or $100,000 minimum dollar net capital)	$ 100,000
EXCESS NET CAPITAL	$ 253,387
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	42%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's original unaudited Form X-17A-5, Part IIA filing as of December 31, 2001.

PENSTAR TRADING, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

PENSTAR TRADING, LLC

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2001

PENSTAR TRADING, LLC

DECEMBER 31, 2001

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Penstar Trading, LLC

In planning and performing our audit of the financial statements of Penstar Trading, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure, including procedures for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Eichler Bergsman & Co, LLP

New York, New York
February 12, 2002